Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		June 30, 2013	December 31, 2012
		$	$
ASSETS	Note

Cash and cash equivalents		6,779,138	33,517,542
Short-term investments		23,052,521	-
Other assets		355,704	383,038
CURRENT ASSETS		30,187,363	33,900,580

Property and equipment		-	27,349

Exploration and evaluation assets	3	21,939,518	17,706,346

ASSETS		52,126,881	51,634,275

LIABILITIES

Accounts payable and accrued liabilities		1,852,660	1,623,669

LIABILITIES		1,852,660	1,623,669

SHAREHOLDERS’ EQUITY

Share capital	4	104,620,174	104,603,488
Contributed surplus		31,996,989	31,494,020
Deficit		(86,342,942)	(86,086,902)

SHAREHOLDERS’ EQUITY		50,274,221	50,010,606

LIABILITIES AND SHAREHOLDERS’ EQUITY		52,126,881	51,634,275

Commitments	6

Approved by the Board of Directors

/s/ Robert J. Gayton Director	/s/ Robert Byford Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
CORPORATE EXPENSES
Filing and regulatory fees	39,954	28,460	148,446	149,214
Office and administration	49,701	50,350	115,684	107,975
Professional fees	64,472	90,850	90,769	154,346
Rent and utilities	46,150	23,007	78,113	46,435
Share-based payments	171,763	581,255	418,305	1,176,809
Shareholder communication and travel	123,064	65,903	308,646	176,743
Wages and benefits	224,051	198,471	474,771	409,277

LOSS BEFORE OTHER ITEMS	719,155	1,038,296	1,634,734	2,220,799

OTHER ITEMS
Foreign exchange loss (gain)	(537,535)	1,997	(1,289,816)	4,892
Interest income	(64,440)	(21,191)	(88,878)	(50,657)
Plan of arrangement costs	-	-	-	45,798

LOSS AND COMPREHENSIVE LOSS	117,180	1,019,102	256,040	2,220,832

Basic and diluted loss per share	-	0.01	-	0.02

Weighted average number of common shares outstanding	93,738,134	93,282,503	93,760,196	93,273,272

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Cash flows provided by (used in)	$	$	$	$

OPERATING ACTIVITIES

Loss for the period	(117,180)	(1,019,102)	(256,040)	(2,220,832)
Items not affecting cash
Share-based payments	171,763	581,255	418,305	1,176,809
Change in non-cash working capital items	(125,370)	68,954	(171,563)	90,992

OPERATING ACTIVITIES	(70,787)	(368,893)	(9,298)	(953,031)

FINANCING ACTIVITIES

Exercise of stock options	9,350	-	9,350	301,500

FINANCING ACTIVITIES	9,350	-	9,350	301,500

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments	(14,000,000)	2,000,000	(23,000,000)	3,500,000
Exploration and evaluation expenditures	(2,637,464)	(2,030,130)	(3,738,456)	(3,660,215)

INVESTING ACTIVITIES	(16,637,464)	(30,130)	(26,738,456)	(160,215)

NET INCREASE (DECREASE)	(16,698,901)	(399,023)	(26,738,404)	(811,746)

BEGINNING BALANCE	23,478,039	950,413	33,517,542	1,363,136

CASH AND CASH EQUIVALENTS	6,779,138	551,390	6,779,138	551,390

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2011	93,002,503	103,747,315	29,348,559	(82,173,626)	50,922,248

Exercise of stock options	280,000	301,500	-	-	301,500
Transfer of stock option value	-	168,349	(168,349)	-	-
Share-based payments	-	-	1,365,804	-	1,365,804
Loss and comprehensive loss	-	-	-	(2,220,832)	(2,220,832)

JUNE 30, 2012	93,282,503	104,217,164	30,546,014	(84,394,458)	50,368,720

Private placement	500,000	400,000	-	-	400,000
Share issuance costs	-	(13,676)	-	-	(13,676)
Share-based payments	-	-	948,006	-	948,006
Loss and comprehensive loss	-	-	-	(1,692,444)	(1,692,444)

DECEMBER 31, 2012	93,782,503	104,603,488	31,494,020	(86,086,902)	50,010,606

Cancellation and return to treasury (note 4)	(115,566)	-	-	-	-
Exercise of stock options	17,000	9,350	-	-	9,350
Transfer of stock option value	-	7,336	(7,336)	-	-
Share-based payments	-	-	510,305	-	510,305
Loss and comprehensive loss	-	-	-	(256,040)	(256,040)

JUNE 30, 2013	93,683,937	104,620,174	31,996,989	(86,342,942)	50,274,221

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada.

The Company is incorporated in British Columbia, Canada. Its head office is located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia.

The Company will have to raise additional funds to complete the development of the Casino Project. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

	a.	Compliance with International Financial Reporting Standards (“IFRS”)

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ending December 31, 2013, as issued and outstanding as of August 8, 2013, the date the Board of Directors approved these financial statements.

	b.	Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, and income and mining taxes. Differences may be material.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	EXPLORATION AND EVALUATION ASSETS

The Company’s only exploration and evaluation asset is the Casino porphyry copper-gold-molybdenum deposit is located in Yukon, Canada (the “Casino Project”). The Company has 100% ownership of the Casino Project.

Expenditures capitalized to the Casino Project over the periods presented are detailed below:

$
DECEMBER 31, 2011	42,114,531

Claims maintenance	20,982
Engineering studies	3,338,695
Exploration and camp support	524,514
Permitting	2,507,395
Royalty proceeds, net	(31,406,744)
Salary and wages	272,500
Share-based payments	334,473

DECEMBER 31, 2012	17,706,346

Claims maintenance	13,800
Engineering	365,579
Exploration and camp support	261,882
Permitting	3,319,545
Salary and wages	180,366
Share-based payments	92,000

JUNE 30, 2013	21,939,518

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims.

Should Western maintain title to any Casino B claims after the period covered by the existing option agreement or reacquire the Casino B claims in any way, the 5% Net Profits Royalty in favour of 8248567 Canada Limited will be suspended and the NSR Royalty will apply to such claims.

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining NSR Royalty) for the following amount:

  US$39 million if the amount is paid on or prior to December 31, 2013; or

  US$59 million if the amount is paid after December 31, 2013, but on or before December 31, 2017.

The gross proceeds of US$32 million ($31,788,800) were recorded as a reduction in the carrying value of the Casino Project. Associated transaction costs ($382,056) were recorded as an offsetting increase to the carrying value.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

4.	SHARE CAPITAL

	a.	Authorized share capital

Unlimited common shares without par value

Unlimited number of preferred shares without par value

	b.	Share cancellation

Pursuant to the 2006 plan of arrangement involving Glamis Gold Ltd., Western Silver Corp., and Western Copper Corp. (now Western Copper and Gold Corp.), shareholders of Western Silver Corp. were required to exchange their common shares in Western Silver Corp. for common shares of Western within six years of the plan of arrangement. The 115,566 common shares not exchanged in accordance with the plan of arrangement were cancelled and returned to treasury on May 14, 2013.

	c.	Financing

On October 4, 2012, Western completed a non-brokered private placement whereby the Company issued 500,000 flow-through common shares at a price of $0.80 per common share.

5.	STOCK OPTIONS AND SHARE-BASED PAYMENTS

	a.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 21, 2012, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At June 30, 2013, the Company could issue an additional 4,586,726 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the periods then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2011	4,313,667	1.77

Granted	1,660,000	0.80
Exercised	(280,000)	1.08
Expired	(420,000)	1.72

DECEMBER 31, 2012	5,273,667	1.50

Granted	100,000	1.59
Exercised	(17,000)	0.55
Cancelled/Forfeited	(46,667)	1.53
Expired	(528,333)	1.21

JUNE 30, 2013	4,781,667	1.54

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.55 - 0.84	2,756,667	0.76	3.03
$1.50 – 1.85	400,000	1.67	2.49
$2.84	1,625,000	2.84	3.04

JUNE 30, 2013	4,781,667	1.54	2.99

Of the total stock options outstanding, 2,509,993 were vested and exercisable at June 30, 2013. The weighted average exercise price of vested stock options is $1.74 and the average remaining contractual life is 2.24 years.

b.	Share-based payments

The following is a summary of stock options granted by the Company in 2013 and 2012 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black- Scholes option pricing model and the following inputs and assumptions:

	January 15,	September 10,	July 12,
Inputs and assumptions	2013	2012	2012

Stock options granted	100,000	50,000	1,610,000
Exercise price	$1.59	$0.84	$0.80

Market price	$1.59	$0.84	$0.72
Expected option term (years)	3.0	3.0	3.0
Expected stock price volatility	73.4%	73.5%	76.5%
Average risk-free interest rate	1.25%	1.25%	1.01%
Expected forfeiture rate	-	-	-
Expected dividend yield	-	-	-

FAIR VALUE ASSIGNED	$77,127	$20,390	$548,442

6.	COMMITMENTS

The Company has an agreement to lease its head office space until May 31, 2016. The total amount of payments remaining during the course of the agreement as at June 30, 2013 is $965,000. Of this amount, $319,000 is due within the next twelve months.

The Company is required to use the proceeds received from the royalty sale for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company must spend approximately $200,000 on qualifying Canadian exploration expenditures by December 31, 2013. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2013 by December 31, 2013 and the amount that the investors actually realized.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Other commitments related to exploration and evaluation assets are described in note 4.

7.	RELATED PARTY TRANSACTIONS

Since the Company’s corporate reorganization in October 2011, administration, accounting and other office services have been provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”). Ravenwolf provided the services to its owners on a cost-recovery basis.

Effective April 1, 2013, NorthIsle and Copper North transferred their respective Ravenwolf shares to Western and, as a result, Ravenwolf became a wholly-owned subsidiary of the Company.

Beginning April 1, 2013, Ravenwolf’s results are consolidated with those of the Company. Prior to that date, Ravenwolf was a related party to the Company and the amounts charged to Western were categorized as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$

Filing and regulatory	-	1,502	-	1,502
Office and administration	-	31,396	27,826	69,513
Rent and utilities	-	23,007	31,855	46,435
Shareholder communication	-	33,010	11,808	39,352
Wages and benefits	-	165,802	226,358	375,554
Exploration and evaluation assets	-	70,474	74,837	137,076

	-	325,191	372,684	669,432

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the periods presented was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$

Salaries and director fees	211,300	196,400	416,641	407,175
Share-based payments	186,457	464,948	366,398	940,295

	397,757	661,348	783,039	1,347,470

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

The related party transactions incurred during the year were in the normal course of operations.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	SEGMENTED INFORMATION

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada. All interest income is earned in Canada and all assets are held in Canada.

9.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

10.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

	a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

	b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

	c.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

In December 2012, the Company completed a significant royalty transaction, the proceeds of which were denominated in US dollars. Although Western has been decreasing its foreign currency balance during the six months ended June 30, 2013, the Company still had approximately US$5 million in financial instruments at June 30, 2013 (December 31, 2012 – US$32 million). As at June 30, 2013, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $59,000 (December 31, 2012 - $319,000).